Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

May 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akebia Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-211175)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akebia Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-211175) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 4:00 p.m. Eastern Time on May 20, 2016, or as soon as possible thereafter.

The Company hereby acknowledges the position of the staff of the Commission (the “Staff”) that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Rachel Phillips of Ropes & Gray LLP at (212) 841-8857.

Very truly yours,

AKEBIA THERAPEUTICS, INC.

By:	/s/ John P. Butler
Name:	John P. Butler
Title:	Chief Executive Officer and President

Signature Page to Acceleration Request